Exhibit 99.1

Puyi Inc. Announces Its Relocation of Headquarter Office

GUANGZHOU, China, January 13, 2022 (GLOBE NEWSWIRE) -- Puyi Inc. (“Puyi” or the “Company”) (NASDAQ: PUYI), a leading third-party wealth management service provider in China focusing on affluent and emerging middle class populations, today announced that it has relocated its headquarter office from 42F, Pearl River Tower, No. 15 Zhujiang West Road, Zhujiang New Town, Tianhe, Guangzhou to 61F of the same building.

Mr. Yong Ren, CEO, commented, “On this occasion of the relocation of our headquarter office from 42nd floor to 61st floor of the same building, I hope that the Company can stand high and see far and our business can reach a higher level; and that in this new working environment, our employees can gain full of happiness and work more efficiently!”

About Puyi

Headquartered in Guangzhou, China, Puyi is a leading third-party wealth management service provider in China focusing on affluent and emerging middle class populations. Puyi also provides asset management services for clients. For more information, please visit http://ir.puyiwm.com.

Safe Harbor Statement

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may,” “will,” “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following:  the Company’s goals and strategies; the Company’s future business development; product and service demand and acceptance; changes in technology; economic conditions; the growth of the third-party wealth management industry in China; reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic and business conditions in China and the international markets the Company serves and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the Securities and Exchange Commission. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the U.S. Securities and Exchange Commission, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

Jing He, GM of Financial Reporting Department

Email: ir@puyiwm.com

Phone: +86 20-28866499